SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 1-32639


                           NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K and Form 10-KSB   [_] Form 11-K   [_] Form 20-F
              [x] Form 10-QSB   [_] Form N-SAR

              For Period Ended:   September 30, 2005

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR

                  For the Transition Period Ended:______________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Manhattan Pharmaceuticals, Inc.

Former name if applicable: _____________________________________________________

Address of principal executive office (Street and number)

810 Seventh Avenue, 4th Floor

City, state and zip code

New York, New York 10019

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      |           thereof will be filed on or before the 15th calendar day
[x]   |           following the prescribed due date; or the subject quarterly
      |           report or transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant experienced difficulties filing its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (the "Report") via EDGAR. The Company engaged a third party service to effect the filing of the Report and was prepared and had attempted to file such report beginning at approximately 5:05 p.m. EST on November 14, 2005. However, despite numerous attempts, the Report was not being accepted for filing by the EDGAR system. The Report was finally received by the EDGAR system at 5:33 p.m. on November 14, 2005 and accepted at 5:35 p.m. on November 14, 2005. The Company believes that difficulties with the EDGAR system's server resulted in its inability to timely file the Report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Nicholas J. Rossettos      (212)              582-9847
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                 (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                           [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [_] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Manhattan Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      November 15, 2005             By  /s/ Nicholas J. Rossettos
                                           ----------------------------------
                                                Nicholas J. Rossettos
                                                Its: Chief Financial Officer



            INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).